CONSOLIDATED FORM
    Management's and Related Persons' Trade of Securities - Article 11 - CVM
                             Instruction # 358/2002

In December 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)

-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and         (X) Board of Directors          ( ) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            8,993,330,109       3.59%          2.01%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            521,399,817        0.22%          0.09%
-------------------------------------------------------------------------------------------------------------------------
                    Monthly Transactions - specify each purchase or sale transaction held in the month
                                            (day, quantity, price and volume)
-------------------------------------------------------------------------------------------------------------------------
Security /                        Intermediary    Transaction     Day   Quantity        Price       Volume (R$)
Derivative          Securities'                                                                           (3)
                   Features (2)
-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       OTC Market      Stock Option    05    25,000,000      R$ 21.98    R$ 549,500.00
                                                  Purchase

-------------------------------------------------------------------------------------------------------------------------
Stocks                                            Total Stock           25,000,000                  R$ 549,500.00
                                                  Option Purchase

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            15    5,000,000       R$ 70.30    R$ 351,500.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks                                            Total Sale            5,000,000                   R$ 351,500.00
-------------------------------------------------------------------------------------------------------------------------
                                                      Ending Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            8,993,330,109       3.59%          2.01%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            541,399,817        0.11%          0.09%
-------------------------------------------------------------------------------------------------------------------------



                                CONSOLIDATED FORM
    Management's and Related Persons' Trade of Securities - Article 11 - CVM
                             Instruction # 358/2002

In December 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)

-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
                      (x) Holding Company
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          ( ) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                                     Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            38,334,430,500     60.39%         33.90%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                           7,332,819,981      14.78%          6.48%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                      Ending Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            38,334,430,500     60.39%         33.90%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                           7,332,819,981      14.78%          6.48%
-------------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED FORM
    Management's and Related Persons' Trade of Securities - Article 11 - CVM
                             Instruction # 358/2002

In December 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)

-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          ( ) Board of    ( ) Fiscal Committee   (x) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                                     Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                 163             0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             49,027,753        0.16%          0.07%
-------------------------------------------------------------------------------------------------------------------------
                    Monthly Transactions - specify each purchase or sale transaction held in the month
                                            (day, quantity, price and volume)
-------------------------------------------------------------------------------------------------------------------------
Security /                        Intermediary    Transaction     Day   Quantity        Price       Volume (R$)
Derivative          Securities'                                                                           (3)
                   Features (2)
-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       OTC Market      Stock Option          22,500,000      R$ 21.98    R$ 494,550.00
                                                  Purchase

-------------------------------------------------------------------------------------------------------------------------
Stocks                                            Total Stock           22,500,000                  R$ 494,550.00
                                                  Option Purchase

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            23    2,000,000       R$ 70.51    R$ 141,020.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            23    400,000         R$ 70.60    R$ 28,240.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            23    400,000         R$ 71.00    R$ 28,400.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            30    1,600,000       R$ 71.00    R$ 113,600.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks            Preferred       Fator Doria     Sale            30    600,000         R$ 71.00    R$ 42,600.00
                                  Atherino S/A
                                  Corretora de
                                  Valores

-------------------------------------------------------------------------------------------------------------------------
Stocks                                            Total Sale            5,000,000                   R$ 169,444.60
-------------------------------------------------------------------------------------------------------------------------
                                                      Ending Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                 163             0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             69,722,753        0.14%          0.06%
-------------------------------------------------------------------------------------------------------------------------




                                CONSOLIDATED FORM
    Management's and Related Persons' Trade of Securities - Article 11 - CVM
                             Instruction # 358/2002

In December 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)

-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          (x) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                                     Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                                 0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             30,330,000       10.57%          5.93%
-------------------------------------------------------------------------------------------------------------------------
                    Monthly Transactions - specify each purchase or sale transaction held in the month
                                            (day, quantity, price and volume)
-------------------------------------------------------------------------------------------------------------------------
  Security /       Securities'        Intermediary    Transaction      Day     Quantity        Price      Volume (R$)
  Derivative       Features (2)                                                                               (3)
-------------------------------------------------------------------------------------------------------------------------
    Stocks          Preferred           OTC Market     Stock Option           27,000,000      R$21.98     R$593,460.00
                                                         Purchase
-------------------------------------------------------------------------------------------------------------------------
    Stocks                                             Total Stock            27,000,000                  R$593,460.00
                                                          Option
                                                         Purchase
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                      Ending Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             57,330,000        0.01%          0.05%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          (x) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                                     Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                             150,853,559       86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                               4,101           75.4%         0.002%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                      Ending Balance
-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                      Quantity          % of participation
  Derivative
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Type/        Total
                                                                                               Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                             150,853,559       86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                               4,101           75.4%         0.002%
-------------------------------------------------------------------------------------------------------------------------